EDGAR Submission Header Summary

Submission Type	8-K
Live File	on
Return Copy	on
Submission Contact	Victoria A. Faw
Submission Contact Phone Number	304-769-1112
Exchange	NASD
Confirming Copy	off
Filer CIK	0000726854
Filer CCC	xxxxxxxx
Period of Report	10/24/12
Item IDs	2.02
	9.01
Notify via Filing website Only	off
Emails	vikki.faw@cityholding.com

Documents

8-K	**form8-k.htm**
	Form 8-K, CHCO 3rd Quarter 2012 Earnings Release
GRAPHIC	**chcologo.jpg**
	CHCO logo
EX-99.1	**ex99-1.htm**
	Exhibit 99.1, CHCO Press Release - 3Q2012 Earnings
8-K	**submissionpdf.pdf**
	Printable copy of Form 8-K, CHCO 3rd Quarter 2012 Earnings Release and Exhibit

Module and Segment References

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported)
October 24, 2012



CITY HOLDING COMPANY
(Exact Name of Registrant as Specified in its Charter)

Commission File Number: 0-11733

West Virginia	**55-0619957**
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

25 Gatewater Road, Cross Lanes, WV 25313
(Address of Principal Executive Offices, Including Zip Code)

304-769-1100
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐   Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))
☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Section 2 - Financial Information

Item 2.02 Results of Operations and Financial Condition.

On October 24, 2012, City Holding Company ("the Company") issued a news release, attached as Exhibit 99.1, announcing the Company's earnings results for the third quarter ended September 30, 2012. Furnished as Exhibit 99.1 and incorporated herein by reference is the news release issued by the Company.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits

99.1   News Release issued October 24, 2012

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: <u>October 29, 2012</u>   **City Holding Company**

By: /s/ David L. Bumgarner
    David L. Bumgarner
    Chief Financial Officer

Exhibit 99.1

NEWS RELEASE

For Immediate Release
October 24, 2012

For Further Information Contact:
Charles R. Hageboeck, Chief Executive Officer and President
(304) 769-1102

City Holding Company Announces Third Quarter Results

Charleston, West Virginia – City Holding Company, "the Company" (NASDAQ:CHCO), a $2.9 billion bank holding company headquartered in Charleston, today announced third quarter net income per diluted share of $0.71 and net income of $10.6 million. For the third quarter of 2012, the Company achieved a return on assets of 1.47%, a return on tangible equity of 16.2%, a net interest margin of 3.95%, and an efficiency ratio of 56.4%.

City's CEO Charles Hageboeck stated that, "In a difficult economic climate, City's financial performance in the third quarter was solid. Our net interest margin was up; the company experienced loan and deposit growth, and asset quality remained strong and stable compared to peers. The third quarter marks the first full quarter since our acquisition of Virginia Savings Bank, which was completed on May 31, 2012. Additionally, City announced in August 2012 the execution of a definitive agreement to acquire Community Financial Corporation of Staunton, Virginia. The proposed merger is expected to close in the first quarter of 2013 subject to pending regulatory approvals, the approval of Community's shareholders, and the completion of other customary closing conditions. This transaction will significantly expand City's presence in Virginia and complements our recently completed acquisition of Virginia Savings Bancorp, Inc."

"City's results for the third quarter of 2012 are down slightly as compared to the third quarter of 2011 because we recorded no provision for loan losses during the quarter ended September 30, 2011. Net interest income increased $1.3 million from the third quarter of 2011 despite $38 million of higher yielding trust preferred securities being called during the third quarter of 2012. The resultant decrease in net interest income of approximately $0.6 million related to the trust preferred securities was more than offset from additional interest income associated with the acquisition of Virginia Savings Bancorp, Inc. Our net interest margin remained solid at 3.95% for the third quarter of 2012."

"Loan balances increased $20 million (1.0%) from June 30, 2012 to September 30, 2012. Our asset quality metrics remain stable and strong. Non-performing assets were 1.53% of total loans and other real estate owned and past due loans were 0.45% of total loans at September 30, 2012."

Net Interest Income

The Company's tax equivalent net interest income increased $1.1 million, or 4.3%, from $24.0 million during the second quarter of 2012 to $25.1 million during the third quarter of 2012. This increase is primarily due to the acquisition of Virginia Savings Bancorp, Inc. that was partially offset by lower interest income due to approximately $38 million of higher yielding trust preferred securities being called during the third quarter of 2012. The Company's reported net interest margin increased from 3.91% for the quarter ended June 30, 2012 to 3.95% for the quarter ended September 30, 2012. Excluding the favorable impact of acquisition accounting fair value adjustments ($0.95 million), the net interest margin for the third quarter of 2012 would have been 3.80%.

Credit Quality

As a result of the Company's quarterly analysis of the adequacy of the ALLL, the Company recorded a provision for loan losses of $1.0 million in the third quarter of 2012, compared to no provision for the comparable period in 2011 and $1.7 million for the second quarter of 2012. During the third quarter of 2012, the Company received life insurance proceeds as the beneficiary of a life insurance policy carried by a commercial borrower that allowed the Company to reduce the ALLL by approximately $0.6 million for amounts previously included in the ALLL. In addition, charge-offs for commercial real estate loans were primarily related to a specific credit that had been appropriately considered in establishing the allowance for loan losses in prior periods. Changes in the amount of the provision and related allowance are based on the Company's detailed systematic methodology and are directionally consistent with changes in the composition and quality of the Company's loan portfolio. The Company believes its methodology for determining the adequacy of its ALLL adequately provides for probable losses inherent in the loan portfolio and produces a provision and allowance for loan losses that is directionally consistent with changes in asset quality and loss experience.

Investment Securities Gains/(Losses)

During the third quarter of 2012, the Company sold certain equity positions related to community banks and bank holding companies and realized a $0.4 million gain. The Company also recognized gains of $0.3 million associated with the calls of trust preferred securities during the quarter. These gains were partially offset by $0.3 million of credit-related net investment impairment losses recorded by the Company during the third quarter of 2012. The charges deemed to be other than temporary were related to pooled bank trust preferreds with a remaining carrying value of $3.5 million at September 30, 2012. The credit-related net impairment charges were based on the Company's quarterly reviews of its investment securities for indications of losses considered to be other than temporary.

Non-interest Income

Exclusive of net investment gains, non-interest income increased $0.3 million to $13.6 million in the third quarter of 2012 as compared to $13.3 million in the third quarter of 2011. This increase was primarily the result of an increase in other income of $0.3 million due to increased mortgage related income and a $0.2 million increase in trust and investment management fee income for the quarter ended September 30, 2012. These increases were partially offset by a $0.2 million decrease in bank owned life insurance revenues.

Non-interest Expenses

Non-interest expenses increased $2.1 million from $19.7 million in the third quarter of 2011 to $21.8 million in the third quarter of 2012. Salaries and employee benefits increased $1.0 million primarily due to the acquisition of Virginia Savings Bancorp, Inc. ($0.4 million) and increased health insurance costs ($0.4 million). Repossessed asset losses increased $0.3 million due to declines in estimated fair values of two foreclosed properties located at the Greenbrier Resort in West Virginia. The Company continually reevaluates the estimated fair value of properties that it has repossessed by obtaining updated appraisals on at least an annual basis. In addition, other expenses increased $0.3 million, bankcard expenses increased $0.2 million, and merger related expenses increased $0.2 million.

Balance Sheet Trends

Loans have increased $112.1 million (5.7%) from December 31, 2011 to $2.09 billion at September 30, 2012, in part due to the Company's acquisition of Virginia Savings Bancorp, Inc. ($72.0 million). Excluding the Virginia Savings Bancorp, Inc. acquisition, loans have increased $40.1 million (2.0%) from December 31, 2011 to $2.01 billion at September 30, 2012. Increases in residential real estate loans of $36.6 million (3.9%) and commercial real estate loans of $34.5 million (4.7%) were partially offset by a decline in commercial and industrial ("C&I") loans of $28.4 million.

Total average depository balances increased $68.1 million, or 2.9%, from the quarter ended June 30, 2012 to the quarter ended September 30, 2012. This growth was primarily attributable to deposits acquired from Virginia Savings Bancorp, Inc. ($81.8 million). Exclusive of this contribution, the Company experienced decreases in interest-bearing deposits ($6.6 million), time deposits ($4.4 million), and noninterest-bearing deposits ($3.0 million).

Income Tax Expense

The Company's effective income tax rate for the third quarter of 2012 was 34.3% compared to 33.6% for the year ended December 31, 2011, and 33.5% for the quarter ended September 30, 2011. The effective rate is based upon the Company's expected tax rate for the year ending December 31, 2012.

Capitalization and Liquidity

The Company's loan to deposit ratio was 87.6% and the loan to asset ratio was 71.9% at September 30, 2012. The Company maintained investment securities totaling 14.3% of assets as of this date. The Company's deposit mix is weighted heavily toward checking and saving accounts that fund 50.1% of assets at September 30, 2012. Time deposits fund 32.0% of assets at September 30, 2012, but very few of these deposits are in accounts that have balances of more than $250,000, reflecting the core retail orientation of the Company.

At September 30, 2012 the Company was strongly capitalized. The Company's tangible equity ratio was 9.29% at September 30, 2012 compared to 9.37% at December 31, 2011. At September 30, 2012, City National Bank's Leverage Ratio was 9.02%, its Tier I Capital ratio was 12.03%, and its Total Risk-Based Capital ratio was 12.94%. These regulatory capital ratios are significantly above levels required to be considered "well capitalized," which is the highest possible regulatory designation.

On September 27, 2012, the Board approved a quarterly cash dividend of $0.35 cents per share payable October 31, 2012, to shareholders of record as of October 15, 2012. During the nine months ended September 30, 2012, the Company repurchased 237,535 common shares at a weighted average price of $33.32 as part of a one million share repurchase plan authorized by the Board of Directors in July 2011. At September 30, 2012, the Company could repurchase approximately 454,000 shares under the July 2011 authorization.

City Holding Company is the parent company of City National Bank of West Virginia. City National operates 73 branches across West Virginia, Kentucky, Virginia and Ohio.

On August 2, 2012 the Company announced that it had executed a definitive agreement to acquire Community Financial Corporation of Staunton, Virginia and its principal banking subsidiary, Community Bank. The proposed merger is expected to close in the first quarter of 2013; however it is subject to pending regulatory approvals, the approval of Community's shareholders, and the completion of other customary closing conditions. This transaction will expand City's presence in Virginia with an additional ten branches.

Forward-Looking Information

This news release contains certain forward-looking statements that are included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such information involves risks and uncertainties that could result in the Company's actual results differing from those projected in the forward-looking statements. Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include, but are not limited to, (1) the Company may incur additional loan loss provision due to negative credit quality trends in the future that may lead to a deterioration of asset quality; (2) the Company may incur increased charge-offs in the future; (3) the Company could have adverse legal actions of a material nature; (4) the Company may face competitive loss of customers; (5) the Company may be unable to manage its expense levels; (6) the Company may have difficulty retaining key employees; (7) changes in the interest rate environment may have results on the Company's operations materially different from those anticipated by the Company's market risk management functions; (8) changes in general economic conditions and increased competition could adversely affect the Company's operating results; (9) changes in other regulations and government policies affecting bank holding companies and their subsidiaries, including changes in monetary policies, could negatively impact the Company's operating results; (10) the Company may experience difficulties growing loan and deposit balances; (11) the current economic environment poses significant challenges for us and could adversely affect our financial condition and results of operations; (12) continued deterioration in the financial condition of the U.S. banking system may impact the valuations of investments the Company has made in the securities of other financial institutions resulting in either actual losses or other than temporary impairments on such investments; (13) the effects of the Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") recently adopted by the United States Congress and (14) the merger with Community Financial Corporation will not be consummated unless certain conditions are met. Forward-looking statements made herein reflect management's expectations as of the date such statements are made. Forward-looking statements made herein reflect management's expectations as of the date such statements are made. Such information is provided to assist stockholders and potential investors in understanding current and anticipated financial operations of the Company and is included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances that arise after the date such statements are made. Further, the Company is required to evaluate subsequent events through the filing of its June 30, 2012 Form 10-Q. The Company will continue to evaluate the impact of any subsequent events on the preliminary June 30, 2012 results and will adjust the amounts if necessary.

CITY HOLDING COMPANY AND SUBSIDIARIES
Financial Highlights
(Unaudited)

| | Three Months Ended September 30, | | Percent |
	2012	2011	Change
Earnings ($000s, except per share data):			
Net Interest Income (FTE)	$ 25,060	$ 23,783	5.37%
Net Income available to common shareholders	10,607	11,577	(8.38)%
Earnings per Basic Share	0.71	0.77	(6.88)%
Earnings per Diluted Share	0.71	0.76	(6.98)%
Key Ratios (percent):			
Return on Average Assets	1.47%	1.71%	(13.99)%
Return on Average Tangible Equity	16.20%	17.81%	(9.06)%
Net Interest Margin	3.95%	3.93%	0.47%
Efficiency Ratio	56.40%	53.18%	6.05%
Average Shareholders' Equity to Average Assets	11.32%	11.67%	(2.94)%
Consolidated Risk Based Capital Ratios (a):			
Tier I	12.89%	13.21%	(2.42)%
Total	13.79%	14.20%	(2.89)%
Tangible Equity to Tangible Assets	9.29%	9.65%	(3.69)%
Common Stock Data:			
Cash Dividends Declared per Share	$ 0.35	$ 0.34	2.94%
Book Value per Share	22.14	20.86	6.16%
Tangible Book Value per Share	17.75	17.07	3.99%
Market Value per Share:			
High	36.43	33.96	7.27%
Low	32.37	26.82	20.69%
End of Period	35.84	26.99	32.79%
Price/Earnings Ratio (b)	12.56	8.81	42.61%

| | Nine Months Ended September 30, | | Percent |
	2012	2011	Change
Earnings ($000s, except per share data):			
Net Interest Income (FTE)	$ 72,829	$ 69,606	4.63%
Net Income available to common shareholders	28,049	31,024	(9.59)%
Earnings per Basic Share	1.89	2.03	(6.80)%
Earnings per Diluted Share	1.88	2.02	(6.85)%
Key Ratios (percent):			
Return on Average Assets	1.33%	1.53%	(13.12)%
Return on Average Tangible Equity	14.26%	15.90%	(10.31)%
Net Interest Margin	3.95%	3.89%	1.55%
Efficiency Ratio	58.59%	57.42%	2.04%
Average Shareholders' Equity to Average Assets	11.45%	11.72%	(2.33)%
Common Stock Data:			
Cash Dividends Declared per Share	$ 1.05	$ 1.02	2.94%
Market Value per Share:			
High	37.16	37.22	(0.16)%
Low	30.96	26.82	15.44%
Price/Earnings Ratio (b)	14.20	9.97	42.48%

(a) September 30, 2012 risk-based capital ratios are estimated
(b) September 30, 2012 price/earnings ratio computed based on annualized third quarter 2012 earnings

CITY HOLDING COMPANY AND SUBSIDIARIES
Financial Highlights
(Unaudited)

Book Value and Market Price Range per Share

| | Book Value per Share | | | | Market Price Range per Share | |
	March 31	June 30	September 30	December 31	Low	High
2008	$ 18.92	$ 18.72	$ 17.61	$ 17.58	$ 29.08	$ 42.88
2009	17.69	18.24	18.95	19.37	20.88	34.34
2010	19.71	20.02	20.31	20.31	26.87	38.03
2011	20.39	20.58	20.86	21.05	26.06	37.22
2012	21.46	21.63	22.14		30.96	37.16

Earnings per Basic Share

| | Quarter Ended | | | | |
	March 31	June 30	September 30	December 31	Year-to-Date
2008	$ 0.81	$ 0.83	$ (0.16)	$ 0.26	$ 1.74
2009	0.69	0.64	0.66	0.70	2.69
2010	0.59	0.68	0.58	0.64	2.48
2011	0.62	0.65	0.77	0.65	2.68
2012	0.68	0.50	0.71		1.89

Earnings per Diluted Share

| | Quarter Ended | | | | |
	March 31	June 30	September 30	December 31	Year-to-Date
2008	$ 0.80	$ 0.83	$ (0.16)	$ 0.26	$ 1.74
2009	0.69	0.64	0.66	0.70	2.68
2010	0.58	0.68	0.58	0.64	2.47
2011	0.62	0.64	0.76	0.65	2.67
2012	0.67	0.50	0.71		1.88

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Statements of Income
(Unaudited) ($ in 000s, except per share data)

| | Three Months Ended September 30, | |
	2012	2011
Interest Income		
Interest and fees on loans	$ 24,633	$ 23,326
Interest on investment securities:		
Taxable	3,438	4,639
Tax-exempt	346	392
Interest on federal funds sold	15	13
Total Interest Income	28,432	28,370
Interest Expense		
Interest on deposits	3,312	4,550
Interest on short-term borrowings	79	90
Interest on long-term debt	166	159
Total Interest Expense	3,557	4,799
Net Interest Income	24,875	23,571
Provision for loan losses	975	-
Net Interest Income After Provision for Loan Losses	23,900	23,571
Non-Interest Income		
Total investment securities impairment losses	(272)	(1,849)
Noncredit impairment losses recognized in other comprehensive income	-	1,494
Net investment securities impairment losses	(272)	(355)
Gains on sale of investment securities	730	627
Net investment securities gains	458	272
Service charges	9,861	9,840
Insurance commissions	1,439	1,388
Trust and investment management fee income	912	699
Bank owned life insurance	738	952
Other income	671	380
Total Non-Interest Income	14,079	13,531
Non-Interest Expense		
Salaries and employee benefits	11,295	10,302
Occupancy and equipment	2,126	2,057
Depreciation	1,175	1,131
FDIC insurance expense	405	392
Advertising	674	546
Bankcard expenses	720	559
Postage, delivery, and statement mailings	529	551
Office supplies	407	492
Legal and professional fees	611	567
Telecommunications	433	371
Repossessed asset (gains)/losses, net of expenses	429	109
Merger related expenses	157	-
Other expenses	2,885	2,611
Total Non-Interest Expense	21,846	19,688
Income Before Income Taxes	16,133	17,414
Income tax expense	5,526	5,837
Net Income Available to Common Shareholders	$ 10,607	$ 11,577
Distributed earnings allocated to common shareholders	$ 5,150	$ 5,015
Undistributed earnings allocated to common shareholders	5,373	6,479
Net earnings allocated to common shareholders	$ 10,523	$ 11,494
Average common shares outstanding	14,751	15,003
Effect of dilutive securities:		
Employee stock options	83	68
Shares for diluted earnings per share	14,834	15,071
Basic earnings per common share	$ 0.71	$ 0.77
Diluted earnings per common share	$ 0.71	$ 0.76
Dividends declared per common share	$ 0.35	$ 0.34
Comprehensive Income	$ 12,719	$ 10,714

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Statements of Income
(Unaudited) ($ in 000s, except per share data)

| | Nine months ended September 30, | |
	2012	2011
Interest Income		
Interest and fees on loans	$ 70,843	$ 70,416
Interest on investment securities:		
Taxable	11,345	13,694
Tax-exempt	1,101	1,299
Interest on federal funds sold	38	39
Total Interest Income	83,327	85,448
Interest Expense		
Interest on deposits	10,363	15,829
Interest on short-term borrowings	229	239
Interest on long-term debt	499	474
Total Interest Expense	11,091	16,542
Net Interest Income	72,236	68,906
Provision for loan losses	4,600	2,372
Net Interest Income After Provision for Loan Losses	67,636	66,534
Non-Interest Income		
Total investment securities impairment losses	(878)	(1,849)
Noncredit impairment losses recognized in other comprehensive income	302	1,494
Net investment securities impairment losses	(576)	(355)
Gains on sale of investment securities	1,530	3,756
Net investment securities gains	954	3,401
Service charges	28,601	28,749
Insurance commissions	4,782	4,513
Trust and investment management fee income	2,662	2,181
Bank owned life insurance	2,228	2,455
Other income	1,762	1,434
Total Non-Interest Income	40,989	42,733
Non-Interest Expense		
Salaries and employee benefits	32,207	30,397
Occupancy and equipment	6,038	6,084
Depreciation	3,371	3,408
FDIC insurance expense	1,184	2,276
Advertising	1,993	1,854
Bankcard expenses	2,035	1,693
Postage, delivery, and statement mailings	1,565	1,615
Office supplies	1,258	1,483
Legal and professional fees	1,349	4,547
Telecommunications	1,209	1,217
Repossessed asset losses, net of expenses	1,200	300
Merger related expenses	4,335	-
Other expenses	8,382	7,585
Total Non-Interest Expense	66,126	62,459
Income Before Income Taxes	42,499	46,808
Income tax expense	14,450	15,784
Net Income Available to Common Shareholders	$ 28,049	$ 31,024
Distributed earnings allocated to common shareholders	$ 15,451	$ 15,045
Undistributed earnings allocated to common shareholders	12,375	15,756
Net earnings allocated to common shareholders	$ 27,826	$ 30,801
Average common shares outstanding	14,700	15,165
Effect of dilutive securities:		
Employee stock options	83	77
Shares for diluted earnings per share	14,783	15,242
Basic earnings per common share	$ 1.89	$ 2.03
Diluted earnings per common share	$ 1.88	$ 2.02
Dividends declared per common share	$ 1.05	$ 1.02
Comprehensive Income	$ 31,591	$ 30,820

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders' Equity
(Unaudited) ($ in 000s)

| | Three Months Ended | |
	September 30, 2012	September 30, 2011
Balance at July 1	$ 320,622	$ 310,379
Net income	10,607	11,577
Other comprehensive income:		
Change in unrealized (loss) gain on securities available-for-sale	2,112	(863)
Cash dividends declared ($0.35/share) and ($0.34/share), respectively	(5,196)	(5,073)
Issuance of stock award shares, net	214	201
Exercise of 2,000 stock options	56	-
Exercise of 1,100 stock options	-	15
Purchase of 227,977 common shares of treasury	-	(6,344)
Balance at September 30	$ 328,415	$ 309,892

| | Nine Months Ended | |
	September 30, 2012	September 30, 2011
Balance at January 1	$ 311,134	$ 314,861
Net income	28,049	31,024
Other comprehensive income:		
Change in unrealized gain on securities available-for-sale	3,542	91
Change in unrealized (loss) on interest rate floors	-	(295)
Cash dividends declared ($1.05/share) and ($1.02/share), respectively	(15,532)	(15,394)
Issuance of stock award shares, net	870	867
Acquisition of Virginia Savings Bancorp	7,723	-
Exercise of 18,899 stock options	544	-
Exercise of 6,576 stock options	-	168
Purchase of 237,535 common shares of treasury	(7,915)	-
Purchase of 675,501 common shares of treasury	-	(21,430)
Balance at September 30	$ 328,415	$ 309,892

CITY HOLDING COMPANY AND SUBSIDIARIES
Condensed Consolidated Quarterly Statements of Income
(Unaudited) ($ in 000s, except per share data)

	September 30 2012		June 30 2012		Quarter Ended March 31 2012		December 31 2011		September 30 2011
Interest income	$	28,432	$	27,466	$	27,430	$	27,441	$	28,370
Taxable equivalent adjustment		185		198		208		215		212
Interest income (FTE)		28,617		27,664		27,638		27,656		28,582
Interest expense		3,557		3,625		3,908		4,216		4,799
Net interest income		25,060		24,039		23,730		23,440		23,783
Provision for loan losses		975		1,675		1,950		2,229		-
Net interest income after provision for loan losses		24,085		22,364		21,780		21,211		23,783
Noninterest income		14,079		13,790		13,118		12,128		13,531
Noninterest expense		21,846		24,763		19,515		18,685		19,688
Income before income taxes		16,318		11,391		15,383		14,654		17,626
Income tax expense		5,526		3,780		5,144		4,787		5,837
Taxable equivalent adjustment		185		198		208		215		212
Net income available to common shareholders	$	10,607	$	7,413	$	10,031	$	9,652	$	11,577
Distributed earnings allocated to common shareholders	$	5,150	$	5,146	$	5,118	$	5,136	$	5,015
Undistributed earnings allocated to common shareholders		5,373		2,208		4,837		4,446		6,479
Net earnings allocated to common shareholders	$	10,523	$	7,354	$	9,955	$	9,582	$	11,494
Average common shares outstanding		14,751		14,680		14,679		14,743		15,003
Effect of dilutive securities:										
Employee stock options		83		79		80		71		68
Shares for diluted earnings per share		14,834		14,759		14,759		14,814		15,071
Basic earnings per common share	$	0.71	$	0.50	$	0.68	$	0.65	$	0.77
Diluted earnings per common share		0.71		0.50		0.67		0.65		0.76
Cash dividends declared per share		0.35		0.35		0.35		0.35		0.34
Net Interest Margin		3.95%		3.91%		3.98%		3.90%		3.93%

CITY HOLDING COMPANY AND SUBSIDIARIES
Non-Interest Income and Non-Interest Expense
(Unaudited) ($ in 000s)

		September 30 2012		June 30 2012		Quarter Ended March 31 2012		December 31 2011		September 30 2011
Non-Interest Income:										
Service charges	$	9,861	$	9,649	$	9,090	$	9,360	$	9,840
Insurance commissions		1,439		1,347		1,996		1,433		1,388
Trust and investment management fee income		912		942		807		925		699
Bank owned life insurance		738		766		723		728		952
Other income		671		558		533		599		380
Subtotal		13,621		13,262		13,149		13,045		13,259
Total investment securities impairment losses		(272)		(606)		-		(918)		(1,849)
Noncredit impairment losses recognized in other comprehensive income		-		302		-		-		1,494
Net investment securities impairment losses		(272)		(304)		-		(918)		(355)
Gain (loss) on sale of investment securities		730		832		(31)		1		627
Total Non-Interest Income	$	14,079	$	13,790	$	13,118	$	12,128	$	13,531
Non-Interest Expense:										
Salaries and employee benefits	$	11,295	$	10,668	$	10,245	$	10,320	$	10,302
Occupancy and equipment		2,126		1,978		1,935		1,929		2,057
Depreciation		1,175		1,109		1,086		1,100		1,131
FDIC insurance expense		405		394		385		300		392
Advertising		674		675		644		153		546
Bankcard expenses		720		694		620		566		559
Postage, delivery and statement mailings		529		488		548		484		551
Office supplies		407		396		455		429		492
Legal and professional fees		611		421		317		366		567
Telecommunications		433		387		389		388		371
Repossessed asset (gains) losses, net of expenses		429		650		121		(27)		109
Merger related expenses		157		4,042		135				
Other expenses		2,885		2,861		2,635		2,677		2,611
Total Non-Interest Expense	$	21,846	$	24,763	$	19,515	$	18,685	$	19,688
Employees (Full Time Equivalent)		836		831		797		795		792
Branch Locations		73		73		68		68		68

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Balance Sheets
($ in 000s)

	September 30 2012		December 31 2011
	(Unaudited)		
Assets			
Cash and due from banks	$ 72,309	$	140,873
Interest-bearing deposits in depository institutions	5,563		5,526
Federal funds sold	35,000		-
Cash and cash equivalents	112,872		146,399
Investment securities available-for-sale, at fair value	389,686		360,783
Investment securities held-to-maturity, at amortized cost	13,444		23,458
Other securities	11,459		11,934
Total investment securities	414,589		396,175
Gross loans	2,085,232		1,973,103
Allowance for loan losses	(18,986)		(19,409)
Net loans	2,066,246		1,953,694
Bank owned life insurance	81,146		78,961
Premises and equipment, net	72,360		64,612
Accrued interest receivable	7,681		7,093
Net deferred tax assets	32,407		32,219
Intangible assets	65,103		56,164
Other assets	46,793		41,792
Total Assets	$ 2,899,197	$	2,777,109
Liabilities			
Deposits:			
Noninterest-bearing	$ 407,634	$	369,025
Interest-bearing:			
Demand deposits	549,752		526,824
Savings deposits	495,068		439,823
Time deposits	929,042		885,596
Total deposits	2,381,496		2,221,268
Short-term borrowings			
Federal Funds purchased	-		75,000
Customer repurchase agreements	131,947		114,050
Long-term debt	16,495		16,495
Other liabilities	40,844		39,162
Total Liabilities	2,570,782		2,465,975
Stockholders' Equity			
Preferred stock, par value $25 per share: 500,000 shares authorized; none issued	-		-
Common stock, par value $2.50 per share: 50,000,000 shares authorized;			
18,499,282 shares issued at September 30, 2012 and December 31, 2011			
less 3,665,999 and 3,717,993 shares in treasury, respectively	46,249		46,249
Capital surplus	103,311		103,335
Retained earnings	303,567		291,050
Cost of common stock in treasury	(124,347)		(125,593)
Accumulated other comprehensive loss:			
Unrealized gain on securities available-for-sale	4,367		825
Underfunded pension liability	(4,732)		(4,732)
Total Accumulated Other Comprehensive Loss	(365)		(3,907)
Total Stockholders' Equity	328,415		311,134
Total Liabilities and Stockholders' Equity	$ 2,899,197	$	2,777,109

CITY HOLDING COMPANY AND SUBSIDIARIES
Investment Portfolio
(Unaudited) ($ in 000s)

	Original Cost	Credit-Related Net Investment Impairment Losses through September 30, 2012	Unrealized Gains (Losses)	Carrying Value
US Government Agencies	$ 4,309	$ -	$ 105	$ 4,414
Mortgage Backed Securities	289,260	-	8,693	297,953
Municipal Bonds	48,334	-	1,799	50,133
Pooled Bank Trust Preferreds	26,917	(20,171)	(3,250)	3,496
Single Issuer Bank Trust Preferreds,				
Subdebt of Financial Institutions, and				
Bank Holding Company Preferred Stocks	43,435	(1,015)	(1,001)	41,419
Money Markets and Mutual Funds	1,725	-	68	1,793
Federal Reserve Bank and FHLB stock	11,459	-	-	11,459
Community Bank Equity Positions	8,194	(4,813)	541	3,922
Total Investments	$ 433,633	$ (25,999)	$ 6,955	$ 414,589

CITY HOLDING COMPANY AND SUBSIDIARIES
Loan Portfolio
(Unaudited) ($ in 000s)

	September 30 2012		June 30 2012		March 31 2012		December 31 2011		September 30 2011
Residential real estate [1]	$	1,008,305	$	997,016	$	939,611	$	929,788	$	916,122
Home equity - junior liens		143,058		143,400		139,764		141,797		142,028
Commercial and industrial		105,027		116,288		108,707		130,899		119,377
Commercial real estate [2]		787,887		768,176		745,586		732,146		708,558
Consumer		38,285		37,383		35,448		35,845		36,575
DDA overdrafts		2,670		3,326		2,848		2,628		2,924
Previously securitized loans		-		-		-		-		214
Gross Loans	$	2,085,232	$	2,065,589	$	1,971,964	$	1,973,103	$	1,925,798
Construction loans included in:										
[1] - Residential real estate loans	$	12,787	$	11,919	$	11,613	$	9,287	$	7,456
[2] - Commercial real estate loans	$	17,072	$	18,544	$	20,661	$	20,201	$	23,915

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Average Balance Sheets, Yields, and Rates
(Unaudited) ($ in 000s)

				Three Months Ended September 30,		
	2012				**2011**	
	Average Balance	**Interest**	**Yield/ Rate**	**Average Balance**	**Interest**	**Yield/ Rate**
Assets:						
Loan portfolio (1):						
Residential real estate	$ 1,140,910	$ 13,000	4.53%	$ 1,046,155	$ 12,054	4.57%
Commercial, financial, and agriculture	880,243	10,069	4.55%	825,353	9,575	4.60%
Installment loans to individuals (2)	49,111	782	6.33%	45,461	906	7.91%
Previously securitized loans (3)	***	781	***	277	791	1132.93%
Total loans	2,070,264	24,632	4.73%	1,917,246	23,326	4.83%
Securities:						
Taxable	372,877	3,438	3.67%	399,468	4,639	4.61%
Tax-exempt (4)	36,761	532	5.76%	42,249	604	5.67%
Total securities	409,638	3,970	3.86%	441,717	5,243	4.71%
Deposits in depository institutions	7,063	-	-	7,497	-	-
Federal funds sold	35,487	15	0.17%	32,204	13	0.16%
Total interest-earning assets	2,522,452	28,617	4.51%	2,398,664	28,582	4.73%
Cash and due from banks	80,335			61,387		
Bank premises and equipment	72,640			64,900		
Other assets	232,793			206,943		
Less: Allowance for loan losses	(19,889)			(20,496)		
Total assets	$ 2,888,331			$ 2,711,398		
Liabilities:						
Interest-bearing demand deposits	539,189	180	0.13%	496,866	224	0.18%
Savings deposits	497,208	204	0.16%	427,391	260	0.24%
Time deposits	931,369	2,928	1.25%	913,040	4,066	1.77%
Short-term borrowings	122,955	79	0.26%	132,487	90	0.27%
Long-term debt	16,495	166	4.00%	16,495	159	3.82%
Total interest-bearing liabilities	2,107,216	3,557	0.67%	1,986,279	4,799	0.96%
Noninterest-bearing demand deposits	418,584			383,736		
Other liabilities	35,461			25,054		
Stockholders' equity	327,070			316,329		
Total liabilities and stockholders' equity	$ 2,888,331			$ 2,711,398		
Net interest income		$ 25,060			$ 23,783	
Net yield on earning assets			3.95%			3.93%

(1) For purposes of this table, non-accruing loans have been included in average balances and loan fees, which are immaterial, have been included in interest income.
(2) Includes the Company's consumer and DDA overdrafts loan categories.
(3) Effective January 1, 2012, the carrying value of the Company's previously securitized loans was reduced to $0.
(4) Computed on a fully federal tax-equivalent basis assuming a tax rate of approximately 35%.

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Average Balance Sheets, Yields, and Rates
(Unaudited) ($ in 000s)

				Nine Months Ended September 30,			
	2012				**2011**		
	Average Balance	**Interest**	**Yield/ Rate**	**Average Balance**	**Interest**	**Yield/ Rate**	
Assets:							
Loan portfolio (1):							
Residential real estate (2)	$ 1,101,805	$ 36,731	4.45%	$ 1,033,830	$ 36,905	4.77%	
Commercial, financial, and agriculture (3)	873,295	29,395	4.50%	805,386	28,492	4.73%	
Installment loans to individuals (4)	45,756	2,303	6.72%	45,713	2,570	7.52%	
Previously securitized loans (5)	***	2,414	***	452	2,449	724.40%	
Total loans	2,020,856	70,843	4.68%	1,885,381	70,416	4.99%	
Securities:							
Taxable	367,800	11,345	4.12%	422,777	13,694	4.33%	
Tax-exempt (6)	39,176	1,694	5.78%	47,077	1,999	5.68%	
Total securities	406,976	13,039	4.28%	469,854	15,693	4.47%	
Deposits in depository institutions	7,200	-	-	7,815	-	-	
Federal funds sold	29,712	38	0.17%	31,348	39	0.17%	
Total interest-earning assets	2,464,744	83,920	4.55%	2,394,398	86,148	4.81%	
Cash and due from banks	75,576			56,923			
Bank premises and equipment	68,788			64,560			
Other assets	221,661			204,909			
Less: Allowance for loan losses	(19,599)			(19,290)			
Total assets	$ 2,811,170			$ 2,701,500			
Liabilities:							
Interest-bearing demand deposits	532,231	531	0.13%	490,691	711	0.19%	
Savings deposits	473,626	576	0.16%	415,740	790	0.25%	
Time deposits	905,561	9,256	1.37%	941,808	14,328	2.03%	
Short-term borrowings	119,454	229	0.26%	121,350	239	0.26%	
Long-term debt	16,495	499	4.04%	16,495	474	3.84%	
Total interest-bearing liabilities	2,047,367	11,091	0.72%	1,986,084	16,542	1.11%	
Noninterest-bearing demand deposits	408,435			377,460			
Other liabilities	33,612			21,368			
Stockholders' equity	321,756			316,588			
Total liabilities and stockholders' equity	$ 2,811,170			$ 2,701,500			
Net interest income		$ 72,829			$ 69,606		
Net yield on earning assets			3.95%			3.89%	

(1) For purposes of this table, non-accruing loans have been included in average balances and loan fees, which are immaterial, have been included in interest income.

(2) Interest income includes $0 and $632 from interest rate floors for the nine months ended September 30, 2012 and September 30, 2011, respectively.

(3) Includes the Company's commercial and industrial and commercial real estate loan categories. Interest income includes $0 and $488 from interest rate floors for the nine months ended September 30, 2012 and September 30, 2011, respectively.

(4) Includes the Company's consumer and DDA overdrafts loan categories.

(5) Effective January 1, 2012, the carrying value of the Company's previously securitized loans was reduced to $0.

(6) Computed on a fully federal tax-equivalent basis assuming a tax rate of approximately 35%.

CITY HOLDING COMPANY AND SUBSIDIARIES
Analysis of Risk-Based Capital
(Unaudited) ($ in 000s)

	September 30 2012 (a)		June 30 2012		March 31 2012		December 31 2011		September 30 2011
Tier I Capital:									
Stockholders' equity	$	328,415	$	320,622	$	316,046	$	311,134	$	309,892
Goodwill and other intangibles		(64,912)		(64,971)		(55,871)		(55,969)		(56,071)
Accumulated other comprehensive loss		365		2,477		1,737		3,907		2,701
Qualifying trust preferred stock		16,000		16,000		16,000		16,000		16,000
Unrealized loss on AFS securities		-		-		-		(448)		(1,081)
Excess deferred tax assets		(7,472)		(7,847)		(4,020)		(5,897)		(5,435)
Total tier I capital	$	272,397	$	266,282	$	273,892	$	268,727	$	266,007
Total Risk-Based Capital:									
Tier I capital	$	272,397	$	266,282	$	273,892	$	268,727	$	266,007
Qualifying allowance for loan losses		18,986		19,452		18,628		19,409		19,848
Total risk-based capital	$	291,383	$	285,734	$	292,520	$	288,136	$	285,855
Net risk-weighted assets	$	2,112,581	$	2,136,249	$	2,050,520	$	2,048,398	$	2,013,294
Ratios:									
Average stockholders' equity to average assets		11.32%		11.47%		11.55%		11.65%		11.67%
Tangible capital ratio		9.29%		9.03%		9.54%		9.37%		9.65%
Risk-based capital ratios:									
Tier I capital		12.89%		12.46%		13.36%		13.12%		13.21%
Total risk-based capital		13.79%		13.38%		14.27%		14.07%		14.20%
Leverage capital		9.67%		9.74%		10.23%		10.18%		10.04%

(a) September 30, 2012 risk-based capital ratios are estimated

CITY HOLDING COMPANY AND SUBSIDIARIES
Intangibles
(Unaudited) ($ in 000s)

	As of and for the Quarter Ended								
	September 30 2012		June 30 2012		March 31 2012		December 31 2011		September 30 2011
Intangibles, net	$	65,103	$	65,162	$	56,066	$	56,164	$	56,266
Intangibles amortization expense		135		109		98		102		102

CITY HOLDING COMPANY AND SUBSIDIARIES
Summary of Loan Loss Experience
(Unaudited) ($ in 000s)

		September 30 2012		June 30 2012		Quarter Ended March 31 2012		December 31 2011		September 30 2011
Balance at beginning of period	$	19,452	$	18,628	$	19,409	$	19,848	$	18,944
Charge-offs:										
Commercial and industrial		9		48		69		247		200
Commercial real estate		845		26		1,989		1,650		141
Residential real estate		252		296		198		176		264
Home equity		133		347		509		475		209
Consumer		53		36		59		31		75
DDA overdrafts		418		375		335		394		492
Total charge-offs		1,710		1,128		3,159		2,973		1,381
Recoveries:										
Commercial and industrial		10		-		3		15		2
Commercial real estate		3		-		96		-		1,954
Residential real estate		8		3		4		10		1
Home equity		1		10		1		1		1
Consumer		26		35		29		29		58
DDA overdrafts		221		229		295		250		269
Total recoveries		269		277		427		305		2,285
Net charge-offs		1,441		851		2,731		2,668		(904)
Provision for loan losses		975		1,675		1,950		2,229		-
Balance at end of period	$	18,986	$	19,452	$	18,628	$	19,409	$	19,848
Loans outstanding	$	2,085,232	$	2,065,589	$	1,971,964	$	1,973,103	$	1,925,798
Average loans outstanding		2,070,264		2,019,281		1,972,478		1,940,950		1,917,246
Allowance as a percent of loans outstanding		0.91%		0.94%		0.94%		0.98%		1.03%
Allowance as a percent of non-performing loans		82.61%		88.92%		88.78%		87.76%		87.27%
Net charge-offs (annualized) as a percent of average loans outstanding		0.28%		0.17%		0.55%		0.55%		(0.19)%
Net charge-offs, excluding overdraft deposit accounts, (annualized) as a percent of average loans outstanding		0.24%		0.14%		0.55%		0.52%		(0.24)%

CITY HOLDING COMPANY AND SUBSIDIARIES
Summary of Non-Performing Assets
(Unaudited) ($ in 000s)

	September 30 2012		June 30 2012		March 31 2012		December 31 2011		September 30 2011
Nonaccrual loans	$	22,586	$	21,726	$	20,420	$	21,951	$	22,423
Accruing loans past due 90 days or more[1]		397		149		562		166		320
Total non-performing loans		22,983		21,875		20,982		22,117		22,743
Other real estate owned		9,017		8,697		8,250		7,948		8,273
Total non-performing assets	$	32,000	$	30,572	$	29,232	$	30,065	$	31,016
Non-performing assets as a percent of loans and other real estate owned		1.53%		1.47%		1.48%		1.52%		1.60%

CITY HOLDING COMPANY AND SUBSIDIARIES
Summary of Total Past Due Loans
(Unaudited) ($ in 000s)

	September 30 2012		June 30 2012		March 31 2012		December 31 2011		September 30 2011
Residential real estate	$	4,909	$	5,575	$	4,108	$	5,362	$	4,569
Home equity		2,643		1,864		1,560		2,246		2,425
Commercial and industrial		25		540		63		1,243		37
Commercial real estate		1,271		3,145		2,636		3,415		2,423
Consumer		136		90		58		138		112
Previously securitized loans		-		-		-		-		403
DDA overdrafts		319		364		304		909		614
Total past due loans	$	9,303	$	11,578	$	8,729	$	13,313	$	10,583
Past due loans as a percent of loans outstanding		0.45%		0.56%		0.44%		0.67%		0.55%